                                    FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934
         For the fiscal year ended December 31, 2000
                                   -----------------

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from  _________________ to __________________

Commission file number 0-3488
                       ------


                         H.B. FULLER COMPANY THRIFT PLAN


                               H.B. FULLER COMPANY
                   1200 Willow Lake Boulevard, P.O. Box 64683
                         St. Paul, Minnesota 55164-0683

H.B. Fuller Company
Thrift Plan

Report on Audit of Financial Statements
at December 31, 2000 and 1999
and for the Year Ended December 31, 2000

And Supplemental Schedules
at and for the Year Ended December 31, 2000

H.B. Fuller Company
Index to Financial Statements and Supplemental Schedules
--------------------------------------------------------------------------------


                                                                        Page(s)

Report of Independent Accountants                                        F-1

Financial Statements:

   Statement of Net Assets Available for Benefits at
     December 31, 2000 and 1999                                          F-2

   Statement of Changes in Net Assets Available for Benefits
     for the Year Ended December 31, 2000                                F-3

   Notes to Financial Statements                                      F-4 - F-8

Supplemental Schedules:

   Schedule of Assets Held for Investment Purposes at
     December 31, 2000                                                   F-9

   Schedule of Reportable Transactions for the Year Ended
     December 31, 2000                                                   F-10

                        Report of Independent Accountants


To the Participants and Administrator
of the H.B. Fuller Company Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------


PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 13, 2001

H.B. Fuller Company Thrift Plan
Statement of Net Assets Available for Benefits
December 31, 2000 and 1999
--------------------------------------------------------------------------------

                    ASSETS                         2000                 1999

Investments, at fair value                     $138,922,456         $158,151,628

Receivables:
    Employer contribution receivable                103,582                    -
    Participant contribution receivable             193,531                    -

Accrued income                                       10,563               69,482
                                               ------------         ------------
Net assets available for benefits              $139,230,132         $158,221,110
                                               ============         ============


    The accompanying notes are an integral part of the financial statements.

H.B. Fuller Company Thrift Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2000
--------------------------------------------------------------------------------

                                                                    2000
Additions:
    Investments:
      Interest                                                 $    253,379
      Dividends                                                   1,951,719
      Realized net gains on sale and distribution
        of investments                                           10,621,630
      Other income                                                  106,379
                                                               ------------
      Total investments                                          12,933,107

    Plan asset transfers (see Note 1)                             6,557,827
    Participant contributions                                     6,783,353
    Employer contributions                                        3,378,009

Participant loan repayment                                          285,014
                                                               ------------
      Total additions                                            29,937,310

Deductions:
    Participant distributions and withdrawals                    12,630,507
    Administrative expense                                           78,972
    Investments:
      Changes in unrealized appreciation/(depreciation)
        of investments                                           36,218,809
                                                               ------------
      Total deductions                                           48,928,288
                                                               ------------

Net decrease                                                    (18,990,978)

Net assets available for benefits:
    Beginning of year                                           158,221,110
                                                               ------------
    End of year                                                $139,230,132
                                                               ============


    The accompanying notes are an integral part of the financial statements.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

1.     Description of the Plan

       The following brief description of the H.B. Fuller Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan's definitions, benefits, eligibility and other matters.

       General
       The plan is a defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Under the terms of the Plan, employees are eligible to participate after six months of employment; part-time employees are eligible after twelve months.

       Effective November 15, 2000, the H.B. Fuller Company Profit Share Plus Plan was merged into the Plan. Assets available for benefits of $6,557,827 were transferred into the H.B. Fuller Company Thrift Plan on November 28, 2000.

       Trustee
       The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

       Eligibility and Contributions
       All regular full time, non-union employees who have been employed for six months, or regular part-time, non-union employees who have been employed for twelve months are eligible to participate in the Plan. To become a participant in the Plan, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 12% of pre-tax compensation for highly compensated participants and 15% for non-highly compensated participants. In 2000, a participant could elect to contribute up to a limit of $10,500 pre-tax compensation.

       The Company makes contributions to employees' accounts by matching 100% of an employee's contributions, up to 4% of the employee's eligible compensation. A participant's contribution may be invested in any combination of the following investment choices: H.B. Fuller Company Common Stock Fund, Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Investment Fund, Janus Twenty Fund, and Janus Overseas Fund. A participant's investment option for past and future contributions can be changed daily, by calling the Trustee's on-line customer services. All Employer matching contributions are invested in the Company Stock Fund. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

       A participant's voluntary contribution percentage amount can be changed or suspended at any time, by calling the Trustee's on-line service prior to month-end. Employer contributions to the Plan cease during the suspension period.

       Participant Accounts
       Each participant's account is credited with (a) the participant's contribution, (b) the Employer's contribution, and (c) an allocation of the Plan's investment income. Allocations of the Plan's investment income are based on account balances, as defined in the Plan document. (Any income realized from short-term investments will be allocated in a uniform and equitable manner among the investment funds in which such contributions are invested.)

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Payment of Benefits
       On termination of service due to retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or installments as defined in the Plan agreement. For termination of service due to other reasons, a participant will receive a lump sum amount equal to the value of the participant's vested interest in his or her account. The investment in the H.B. Fuller Company Common Stock Fund may be withdrawn in the form of either cash or shares of stock at the option of Plan participants.

       Vesting
       Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company' matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service to the Employer, or upon age 65, disability, or death.

       Participant Loans
       Beginning April 1, 2000, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates equal to the current Wells Fargo Prime Rate at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years.

       Forfeitures
       Participants who terminate employment with the Employer forfeit the non-vested portion of the Employer's contribution to the participants' accounts. Amounts forfeited are used to reinstate re-hired employees whose 401(k) benefits had been previously forfeited to reduce future Employer contributions. Forfeitures for the year ended December 31, 2000 were $83,245.

       Plan Termination
       Although it has no intention to do so, the Employer may, at any time, by action of its Board of Directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.


2.     Summary of Significant Accounting Policies

       Basis of Accounting
       The accompanying financial statements are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

       Investment Valuation
       The fair values of the Plan's investments in common stock of the Employer are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on fair values supplied by the Trustee. Realized gains or losses reflect all differences between sales proceeds and historical cost of units sold, on an average cost basis. Securities transactions are recorded on the trade date.

       Interest and Dividends
       Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

       Use of Estimates
       The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

       Risks and Uncertainties
       The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of assets available for plan benefits and the statement of changes in assets available for plan benefits.

       Plan Expenses
       H.B. Fuller Company pays or reimburses participants for all administrative costs and investment fees.


3.     Investments

       The following represents investments that total 5% or more of the Plan's net assets:

                                                           December 31,
                                                     --------------------------
                                                        2000           1999

H.B. Fuller Company common stock,
   1,795,718 and 1,504,948 shares, respectively      $70,846,630*   $84,183,012

Wells Fargo Stable Return Fund,
   450,558 and 88,643 shares, respectively            13,631,172      2,518,711

Wells Fargo Index Equity Fund,
   524,282 and 605,846 shares, respectively           27,655,871     36,726,355

Wells Fargo Growth Balanced Investment Fund,
   430,081 and 478,991 shares, respectively           13,229,305     14,877,459

* Non-participant directed investment.

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

Unrealized Appreciation/(Depreciation) of Investments
The unrealized appreciation/(depreciation) of investments was as follows:

                                                        Wells Fargo
                             H.B. Fuller ---------------------------------------------
                               Company                           Growth      Small      PIMCO
                               Common      Stable      Index     Balanced   Company     Total        Janus     Janus
                                Stock      Return     Equity    Investment   Growth    Return Bond  Twenty    Overseas
                                Fund        Fund       Fund        Fund       Fund       Fund        Fund       Fund      Total
Unrealized appreciation/
     (depreciation) at
     December 31, 1999       $37,776,231 $   94,904 $13,620,115 $2,581,484 $   242,333  $     -  $       -   $       -  $54,315,067

Other security change
     during the year ended
     December 31, 2000        (1,455,708) 1,978,539           -          -           -        -          -           -      522,831

Investment change
     during the year ended
     December 31, 2000       (24,347,487)  (436,912) (7,538,199)  (920,025) (1,444,119)  24,896   (982,380)   (574,583) (36,218,809)
                             ----------- ---------- ----------- ---------- -----------  -------  ----------  ---------  -----------

Unrealized appreciation/
     (depreciation) at
     December 31, 2000       $11,973,036 $1,636,531 $ 6,081,916 $1,661,459 $(1,201,786) $24,896  $(982,380)  $(574,583) $18,619,089
                             =========== ========== =========== ========== ===========  =======  =========   =========  ===========


Realized Gains (Losses)
During the year ended December 31, 2000, realized gains (losses) resulting from the sale and distribution of investments were as follows:

                                                        Wells Fargo
                             H.B. Fuller ---------------------------------------------
                               Company                           Growth      Small      PIMCO
                               Common      Stable      Index     Balanced   Company     Total        Janus     Janus
                                Stock      Return     Equity    Investment   Growth    Return Bond  Twenty    Overseas
                                Fund        Fund       Fund        Fund       Fund       Fund        Fund       Fund      Total
Aggregate proceeds          $21,602,890  $25,144,964 $11,327,973 $5,719,109 $3,882,746 $102,921  $3,369,538  $428,864   $71,579,005

Aggregate average cost       19,982,344   24,013,878   6,927,161  4,023,567  2,218,374  100,629   3,404,695   286,727    60,957,375
                            -----------  ----------- ----------- ---------- ---------- --------  ----------  --------   -----------
Realized gain (losses)      $ 1,620,546  $1,131,086  $4,400,812  $1,695,542 $1,664,372 $  2,292  $  (35,157) $142,137   $10,621,630
                            ===========  ==========  ==========  ========== ========== ========  ==========  ========   ===========

H.B. Fuller Company Thrift Plan
Notes to Financial Statements
--------------------------------------------------------------------------------

4.     Non-participant Directed Investments

       Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments is as follows:

                                                          December 31,
                                                  ----------------------------
                                                      2000             1999
       Net assets:
          Common stock                            $71,000,906*     $84,521,252
          Private debt obligations                  2,161,704                -
                                                  -----------      -----------
                                                  $73,162,610      $84,521,252
                                                  ===========      ===========

       * Includes $70,846,630 of H.B. Fuller common stock, $151,400 of H.B. Fuller Common Stock Investment Fund and $2,876 of accrued income.



                                                                  Year Ended
                                                                 December 31,
                                                                    2000

       Changes in net assets:
          Contributions                                         $  5,319,129
          Interest                                                    19,087
          Dividends                                                1,316,563
          Other income                                                94,600
          Net realized depreciation of investments               (22,726,942)
          Participant loan repayment                                 180,687
       Plan asset transfers (see Note 1)                           6,557,827
       Participant distributions and withdrawals                  (4,079,131)
       Net transfers to participant directed investments           1,962,951
       Administrative expenses                                        (3,413)
                                                                ------------
                                                                $(11,358,642)
                                                                ============

5.     Tax Status

       The Internal Revenue Service has determined and informed the Employer by a letter dated November 14, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan's administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.     Related Party and Party-in-Interest Transactions

       Plan investments include H.B. Fuller Company common stock which is invested in shares of stock of the Employer. H.B. Fuller Company is the holding company of the Plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company common stock for the year ended December 31, 2000, amounted to $10,110,738 and $5,263,064, respectively.

       The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. Fees paid by the Plan for the investment management services amounted to $73,822 for the year ended December 31, 2000. The Trustee made purchases and sales of such securities amounting to $34,618,851 and $46,074,719, respectively.

H.B. Fuller Company Thrift Plan
Schedule of Assets Held for Investment Purposes
At December 31, 2000
--------------------------------------------------------------------------------

             (b)
      Identity of Issuer,                                                                            (e)
          Borrower or                        (c)                    Units/           (d)           Current
 (a)     Similar Party                   Description                Shares          Cost            Value
 *    Wells Fargo            H.B. Fuller Common Stock Fund
           Minnesota, N.A.       Common Stock                       1,795,718   $  58,873,594   $  70,846,630
 *    Wells Fargo            H.B. Fuller Common Stock Fund
           Minnesota, N.A.       Investment Fund                      151,400         151,400         151,400
                                                                 -------------  --------------  --------------
                                                                    1,947,118      59,024,994      70,998,030
                                                                 -------------  --------------  --------------
 *    Wells Fargo
           Minnesota, N.A.   Stable Return Fund
                                 Pooled, Common & Collective          450,558      11,994,641      13,631,172
 *    Wells Fargo            Stable Return Fund
           Minnesota, N.A.       Cash - Non-Interest Bearing          (30,587)        (30,587)        (30,587)
                                                                 -------------  --------------  --------------
                                                                      419,971      11,964,054      13,600,585
                                                                 -------------  --------------  --------------
 *    Wells Fargo            Index Equity Fund
           Minnesota, N.A.       Common Stock                         524,282      21,573,955      27,655,871
 *    Wells Fargo            Index Equity Fund
           Minnesota, N.A.       Cash - Non-Interest Bearing          (61,081)        (61,081)        (61,081)
                                                                 -------------  --------------  --------------
                                                                      463,201      21,512,874      27,594,790
                                                                 -------------  --------------  --------------
 *    Wells Fargo            Growth Balanced Investment Fund
           Minnesota, N.A.       Mutual Fund - Balanced               430,081      11,567,846      13,229,305
 *    Wells Fargo            Growth Balanced Investment Fund
           Minnesota, N.A.       Cash - Non-Interest Bearing         (163,212)       (163,212)       (163,212)
                                                                 -------------  --------------  --------------
                                                                      266,869      11,404,634      13,066,093
                                                                 -------------  --------------  --------------
 *    Wells Fargo            Small Company Growth Fund
           Minnesota, N.A.       Common Stock                         242,988       7,434,424       6,232,638
 *    Wells Fargo            Small Company Growth Fund
           Minnesota, N.A.       Cash - Non-Interest Bearing          (24,840)        (24,840)        (24,840)
                                                                 -------------  --------------  --------------
                                                                      218,148       7,409,584       6,207,798
                                                                 -------------  --------------  --------------
 *    Wells Fargo            PIMCO Total Return Bond Fund
           Minnesota, N.A.       Corporate Bonds                       58,295         580,789         605,685
 *    Wells Fargo            PIMCO Total Return Bond Fund
           Minnesota, N.A.       Cash - Non-Interest Bearing           (1,146)         (1,146)         (1,146)
                                                                 -------------  --------------  --------------
                                                                       57,149         579,643         604,539
                                                                 -------------  --------------  --------------
 *    Wells Fargo            Janus Twenty Fund
           Minnesota, N.A.       Common Stock                          55,999       4,051,135       3,068,755
 *    Wells Fargo            Janus Twenty Fund
           Minnesota, N.A.       Cash - Non-Interest Bearing            3,315           3,315           3,315
                                                                 -------------  --------------  --------------
                                                                       59,314       4,054,450       3,072,070
                                                                 -------------  --------------  --------------
 *    Wells Fargo            Janus Overseas Fund
           Minnesota, N.A.       Common Stock                          61,286       2,201,115       1,626,532
 *    Wells Fargo            Janus Overseas Fund
           Minnesota, N.A.       Cash - Non-Interest Bearing           (9,685)         (9,685)         (9,685)
                                                                 -------------  --------------  --------------
                                                                       51,601       2,191,430       1,616,847
                                                                 -------------  --------------  --------------
 *    Participant Loans      Loan Fund
                                 Private Debt Obligation
                                 Wells Fargo prime interest rate
                                 5-15 year terms                    2,161,704       2,161,704       2,161,704
                                                                 -------------  --------------  --------------
                             Total investments at end of plan year              $ 120,303,367   $ 138,922,456
                                                                                --------------  --------------


Note: The above data is based upon information which has been certified as complete and accurate by Wells Fargo Minnesota, N.A.

H.B. Fuller Company Thrift Plan
Schedule of Reportable Transactions*
Year Ended December 31, 2000
--------------------------------------------------------------------------------


5% of series of transaction by broker:

                                                                    Expense
                                                Principal        Incurred with  Transaction        Net
     Broker                 Description           Cash           Transaction       Cost           Gain
CS First Boston Corp.   H.B. Fuller Common
                           Stock Fund,
                           Common Stock        $8,464,835            $63         $8,059,173     $405,662

5% of series of transaction by security issue:

                                               Number of               Total Dollar Amount
                                            ----------------       ---------------------------            Net
Security Issue                              Purchases  Sales       Purchases           Sales             Gain
H.B. Fuller Common Stock Fund,
      Common Stock                               43        26      $10,110,739      $ 5,263,063      $1,620,546

H.B. Fuller Common Stock Fund
      Investment Fund                           151       167       16,347,958       16,339,824               -

* Transactions or series of transactions in excess of 5% of the current value of the Plan's assets at December 31, 1999, as defined in Section 2520.103-6 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

Note: The above data is based upon information which has been certified as complete and accurate by Wells Fargo Minnesota, N.A.

Parties in Interest:  Wells Fargo Minnesota, N.A. - Trustee;
                      H.B. Fuller Company - Administrator.

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                H. B. Fuller Company Thrift Plan


                                                H.B. Fuller Company





Dated:  June 28, 2001                           By: /s/ Todd Mestad
                                                    ----------------------------
                                                    Todd Mestad
                                                    Director of Benefits